FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated May 4, 2006,

3.

Oromin Explorations Ltd. Notice of Annual and Special Meeting of Shareholders,

4.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

5.

Oromin Explorations Ltd. News Release Dated May 24, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 6, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 6, 2006

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

May 4, 2006

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE) announces that it has granted incentive stock options entitling the purchase of up to 100,000 shares of Oromin at a price of $2.13 per share exercisable until May 4, 2011.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 4, 2006

Item 3.

Press Release

May 4, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 4th day of May, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 10, 2006

To:

All applicable Securities Commissions

“VIA  SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual and Special Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting date for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual and Special Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 7, 2006
7.	Record Date for Voting	:	June 7, 2006
8.	Beneficial Ownership Determination Date	:	June 7, 2006
9.	Meeting Date	:	July 18, 2006
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Mita Garcia, Computershare Investor Services Inc. (Fax #604-661-9401)

Rupert Legge, Miller Thomson (Fax #604-643-1200)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart

Naomi Corrigan

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 24, 2006

Item 3.

Press Release

May 24, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Additional drilling results from the Sabodala Property announced.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of May, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

May 24, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

ADDITIONAL DRILLING RESULTS FROM SABODALA

HIGHLIGHTS

•

LATERAL AND DEPTH CONTINUITY CONFIRMED AT GOLOUMA SOUTH ZONE

•

GOLOUMA SOUTH TRENCH RESULTS INCLUDE 35.29 G/T GOLD OVER 9 METRES

•

GOLOUMA SOUTH DRILL RESULTS INCLUDE 6.64 G/T GOLD OVER 23 METRES

•

INITIAL MASATO DRILLING RESULTS INCLUDE 1.83 G/T GOLD OVER 39 METRES AND 7.46 G/T GOLD OVER 9 METRES

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report the results from an additional seven drill holes on its Sabodala Property in eastern Sénégal.  Oromin has now completed nineteen drill holes at the target areas selected for the initial drilling evaluation and has results for twelve drill holes, five of which have previously been announced.  The attached map shows the general location of these drill holes.

The target areas evaluated by these initial nineteen drill holes are the Niakafiri South area, the Masato area and the three zones within the broad Golouma gold geochemical anomaly.   Results are pending for three additional holes at the Golouma South Zone and four holes recently completed at the Golouma West Zone, where drilling continues. Oromin’s consulting geologists noted the presence of visible gold during the logging of the core from two of these pending holes at Golouma South (DH-14 and DH-15) and two of the pending holes from Golouma West (DH-16 and DH-17).

Golouma Area

Golouma South Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-11	3035N/5130E	010°/-45°	40.0-63.0 incl. 40.0-48.0 and 55.0-58.0 76.0-77.0	23.0 8.0 3.0 1.0	6.64 11.75 17.23 4.36
DH-12	3035N/5130E	010°/-70°	45.0-58.0 incl. 53.0-57.0 79.0-87.0	13.0 4.0 8.0	2.84 4.81 1.30
TR-49	3026N/5204E	315°	12.0-24.0 incl. 17.0-22.0	12.0 5.0	3.60 7.90
TR-51	2989N/5135E	110°	33.0-42.0 incl. 39.0-40.0	9.0 1.0	35.29 283.4
DH-03*	3016N/5161E	010°/-45°	0-30.0 incl. 11.0-26.0 incl. 15.0-19.0	30.0 15.0 4.0	2.42 4.55 14.02
TR-18*	3012N/5144E	110°	12.0-37.0	25.0	12.35
TR-20*	3085N/5192E	130°	8.0-15.0	7.0	1.19

*Previously released results.

Trenching and drilling results from the Golouma South Zone have now confirmed gold mineralization along a minimum strike extent of 200 metres, within a NE-SW trending soil anomaly traceable for over 2,000 metres within the much broader Golouma anomaly.   Positive drilling results from the three drill hole section (DH-03, 11 and 12) display excellent correlation to a minimum vertical depth of 100 metres.   Results are pending for three additional step-out drill holes (DH-13, 14 and 15) completed both to the northeast and southwest of the reported drill hole results.  Visible gold has been observed in core from holes DH-14 and DH-15.

Masato Area

Drill Hole (DH)	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-07	9779N/4643E	115°/-45°	1.0-3.0 9.0-11.0 18.0-21.0 23.0-24.0 29.0-31.0 32.0-35.0 55.0-81.0 incl. 55.0-60.0	2.0 2.0 3.0 1.0 2.0 3.0 26.0 5.0	1.65 1.92 1.21 1.61 1.22 0.97 1.37 4.65
DH-08	9774N/4643E	115°/-60°	3.0-5.0 11.0-12.0 23.0-29.0 incl. 23.0-25.0 71.0-89.0 incl. 74.0-76.0 96.0-101.0	2.0 1.0 6.0 2.0 18.0 2.0 5.0	2.33 1.03 1.01 2.52 1.10 3.12 1.39
DH-09	9312N/4534E	075°/-45°	0.0-39.0 incl. 0.0-5.0 and 18.0-26.0 59.0-66.0 70.0-71.0	39.0 5.0 8.0 7.0 1.0	1.83 3.68 4.09 1.22 1.51
DH-10	9306N/4503E	075°/-45°	32.0-39.0 59.0-60.0 67.0-76.0 incl. 73.0-76.0 93.0-100.0	7.0 1.0 9.0 3.0 7.0	3.28 2.06 7.46 18.06 1.66

The Masato target area has been extended from 1,500 metres to more than 2,000 metres in extent.  The centre of the 2,000 metre by 300 metre North-South trending Masato soil anomaly is located six kilometres north of the minimum 3,000 metre by 1,500 metre Golouma soil anomaly.   Previous work by BRGM (Geologic Branch of the French Government) at the Masato target area included eleven shallow, widely spaced drill holes over a 700 metre strike extent of which only seven holes intersected mineralisation returning a weighted average of 2.8 g/t gold over 15.9 metres.  Oromin’s initial drilling evaluation at Masato included re-drilling in the immediate area of two previous drill holes with DH-7 and DH-9, and adding two down-dip step-out holes, DH-8 and DH-10.   Oromin’s drilling results confirmed the previous operators’ results and additionally expanded the mineralization on both drill sections to depth.  Oromin’s two completed drill sections are 500 metres apart within the centre of the 2,000 metre soil anomaly.   Drill road preparation has begun at the Masato area to enable a tightly spaced, grid-based definition drilling evaluation throughout the upcoming rainy season.

Niakafiri South Area

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-06	5846N/3150E	120°/-45°	7.0-9.0 82.0-83.0 86.0-87.0 137.0-161.0 incl.137.0-141.0 and 155.0-161.0	2.0 1.0 1.0 24.0 4.0 6.0	1.08 1.17 1.34 0.91 1.03 2.76
DH-05*	5820N/3203E	120°/-45°	65.0-95.0 incl. 65.0-72.0 87.0-95.0	30.0 7.0 8.0	0.94 1.15 2.29
TRX-22*	5835N/3273E	305°	28.0-43.0	15.0	1.28
TRX-23*	5790N/3292E	095°	98.0-112.0	14.0	1.06
TRX-29*	6140N/3158E	120°	55.0-65.0	10.0	1.73
TRX-33*	5494N/3199E	275°	5.0-16.0	11.0	1.82

*Previously released results.

Oromin’s coincident geochemical-geophysical Niakafiri South target has been expanded by 225% and can now be traced for more than 4.5 kilometres south from the Oromin/Mineral Deposits Limited (“MDL”) concession boundary and remains open to the south and west.  Trenching has been completed over only the northernmost 1,000 metres of this 4.5 kilometre extent.  The trench results include 1.06 g/t gold over 14.0 metres, 1.28 g/t gold over 15.0 metres, 1.73 g/t gold over 10.0 metres and 1.82 g/t gold over 11.0 metres.  Oromin’s trench results are similar to the initial results reported in 1987 by BRGM (Geologic Branch of the French Government) at the Niakafiri deposit on MDL’s adjacent concession.  The Niakafiri South mineralised zone is believed to be the immediate southern extension of MDL’s Niakafiri deposit.

The southern most drilling completed by MDL on its Niakafiri deposit is approximately 200 metres north of the Oromin/MDL concession boundary.  Oromin drill hole DH-06 was collared 60 metres to the northeast and on-trend with previously released hole DH-05 (collared 400 metres south of the Oromin/MDL concession boundary) and intersected similar style and grade of mineralization as many of the MDL drill holes at the adjacent Niakafiri deposit.

The results from Oromin’s first two drill holes at Niakafiri South display excellent correlation of a 30 metre wide mineralised zone to a minimum depth of 125 metres.  Oromin plans to undertake extensive grid-based drilling over the entirety of the current 4,500 metre strike extent of the Niakafiri South target area.  The majority of this drilling will be carried out during the upcoming rainy season.

New Targets

Ongoing programs of detailed mapping, sampling, geophysics and trenching at the numerous new targets throughout the 230 square kilometre Sabodala exploration concession continue to provide encouraging results in preparation for drilling of these new targets.

Douglas Turnbull P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  All fieldwork was carried out under the supervision of Gerald McArthur P. Geo., also a “qualified person” for the purposes of National Instrument 43-101.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_______

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE